December 19, 2012

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-3030

Re:	GP Strategies Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012, as amended on April 30, 2012
File No. 001-07234

Dear Mr. Spirgel:

We are responding to your comment letter dated December 11, 2012, to Scott Greenberg, Chief Executive Officer of GP Strategies Corporation (the "Company") relating to the above document.

For ease of reference, we have repeated the Staff's comment in bold text preceding our response.

Compensation Discussion and Analysis, page 6

Cash-Based Incentive Compensation (Bonus), page 8

1. In your future filings, please revise the description of your cash-based incentive compensation program to disclose the following information:

•	the aggregate, total bonus pool;
•	the minimum, target and maximum values for each performance measure;
•	if a performance measure is based upon a non-GAAP financial measure, how it is calculated from your audited financial statements;
•	the number of points awarded for reaching minimum, target and maximum values for each performance measure;
•	a description of each officer’s individual objectives;
•	the actual results for each performance measure;
•	the number of points awarded to each named executive officer for the level of achievement of each performance measure; and
•	the percentage of base salary achieved pursuant to the bonus formulas under Messrs. Greenberg’s and Sharp’s employment agreements.

We encourage you to use tables to present the information on how the compensation committee determined the amount paid to each named executive officer under the cash-based incentive plan.

GP Strategies Corporation	800 727 6677
6095 Marshalee Drive, Suite 300	fax 410 540 5302
Elkridge, MD 21075 USA	gpstrategies.com

Mr. Larry Spirgel U.S. Securities and Exchange Commission December 19, 2012 Page 2 of 2

Response:

We acknowledge the Staff's comment and confirm that in future filings we will revise our description of our cash-based incentive compensation program to include these additional disclosures.

Exhibits

Certifications

2. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please include the certifying officer’s title only under his or her signature. For guidance, please refer to Exchange Act Rules Question 161.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:

We acknowledge the Staff's comment and confirm that in future filings we will include the certifying officer’s title only under his or her signature.

In connection with your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact me at (410) 379-3620.

Sincerely,

GP Strategies Corporation

/s/ Kenneth L. Crawford

Kenneth L. Crawford

Senior Vice President, General Counsel and Secretary

cc:	Brandon Hill, Attorney Adviser
Scott N. Greenberg, Chief Executive Officer
Sharon Esposito-Mayer, Chief Financial Officer

GP Strategies Corporation	800 727 6677
6095 Marshalee Drive, Suite 300	fax 410 540 5302
Elkridge, MD 21075 USA	gpstrategies.com